51-102F3

Material Change Report

Item 1.	Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 575 – 510 Burrard Street
Vancouver, BC V6C 3A8

Item 2.	Date of Material Change

December 5 & 10, 2024

Item 3.	News Release

The news releases of the Company dated December 5 and 13, 2024 were disseminated through Stockwatch and Bay Street News (Market News Publishing) and was filed on www.sedarplus.ca.

Item 4.	Summary of Material Changes

The Company has granted an Insider 400,000 incentive stock option exercisable at $0.10 per share for a period of three years.

In connection with the non-brokered private placement which the Company announced on October 1, 2024, the Company closed the second tranche for gross proceeds of $52,000 and issued 520,000 units of the Company. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of 3 years. All securities issued in connection with this financing include a hold period in accordance with applicable securities laws.

Item 5.	Full Description of Material Change

Please see the News Releases of the Company dated December 4 & 13, 2024, attached hereto as Schedules “A” & ”B”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-0204 ext. 6105

Item 9.	Date of Report

December 13, 2024

2

Schedule “A”

37 CAPITAL GRANTS OPTIONS

Vancouver, British Columbia. Thursday, December 5, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTC Pink: HHHEF). The Company has granted 400,000 incentive stock options (“Options”) to an insider exercisable at the price of $0.10 per common share for a period of three (3) years. These Options have been reserved for issuance pursuant to the Company’s 20% Rolling Stock Option Plan, subject to vesting period. Any shares issued pursuant to the exercise of the Options will be subject to a hold period expiring on April 6, 2025.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board 37 Capital Inc.,

“Jake H. Kalpakian”

___________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

3

Schedule “B”

37 CAPITAL GRANTS OPTIONS

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital announces Second Tranche Closing of Non-Brokered Private Placement

Vancouver, British Columbia. December 10, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) announces that further to its news releases dated October 1, 2024, November 4 & 20, 2024, the Company has closed the second tranche of the private placement for gross proceeds of $52,000 and issued 520,000 units of the Company at $0.10 per unit. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.15 per common share for a period of three (3) years. All securities issued in connection with the private placement include a hold period in accordance with applicable securities laws. The proceeds from this closing shall be utilized for general working capital purposes.

An Insider acquired 520,000 units in the capital of the Company. The issuance of units to the Insider is considered to be a related party transaction subject to Multilateral Instrument 61-101. 37 Capital is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under section 5.5(c) and 5.7(1)(b) of Multilateral Instrument 61-101.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company's website at www.37capitalinc.com, or the CSE's website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of 37 Capital Inc.,

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.

4